ACORDA THERAPEUTICS, INC.
420 SAW MILL RIVER ROAD
ARDSLEY, N.Y. 10502

August 31, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Office of Healthcare and Insurance

Re:          Acorda Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K, Item 2.02
Furnished April 28, 2016
File No. 000-50513

Dear Mr. Rosenberg:
This letter is to acknowledge that we are in receipt of the Staff's letter dated July 20, 2016 with respect to the above captioned filings.  As per my conversation with Rolf Sundwall on August 30, 2016, we are reviewing the comments in the Staff's letter and will provide a response no later than September 13, 2016.

Sincerely,
/s/ Michael Rogers
Michael Rogers
Chief Financial Officer